[LINN LETTERHEAD]

October 25, 2013

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Brad Skinner
H. Roger Schwall
Karl Hiller
John Hodgin
Anne Nguyen Parker
Norman von Holtzendorff

Re:	Linn Energy, LLC
LinnCo, LLC
Amendment No. 5 to Registration Statement on Form S-4 Filed October 22, 2013
File No. 333-187484

Ladies and Gentlemen:

Attached hereto as Annex A are the draft responses of LinnCo, LLC (“LinnCo”) and Linn Energy, LLC (“LINN” and, together with LinnCo, the “Registrants”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 17, 2013 (the “Comment Letter”) and the telephonic conversation held on October 18, 2013 between David B. Rottino, Senior Vice President, Finance and Business Development and Chief Accounting Officer of each of the Registrants, Candice J. Wells, Vice President, General Counsel and Corporate Secretary of each of the Registrants, Michael E. Dillard and Divakar Gupta of Latham & Watkins LLP and Brad Skinner, Senior Assistant Chief Accountant of the Commission with respect to (i) Amendment No. 4 to the Registration Statement on Form S-4 filed by the Registrants on September 18, 2013, File No. 333-187484 (the “Registration Statement”) and (ii) the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed by LINN on February 21, 2013. Attached hereto as Annex B are certain selected draft marked pages from the Registration Statement. The draft response to comment 10 in the Comment Letter was discussed with the Staff in a telephonic conversation held on October 21, 2013 between Mr. Rottino, Ms. Wells, Arden L. Walker, Jr., Executive Vice President and Chief Operating Officer of each of the Registrants, Mr. Dillard, Mr. Gupta and Mr. Skinner.

October 25, 2013

Please contact the undersigned at (281) 840-4156 if you have any questions or comments with respect to the attached drafts.

Very truly yours,

LINN ENERGY, LLC
LINNCO, LLC

By:	/s/ Candice J. Wells
Candice J. Wells
Vice President, General Counsel and Corporate Secretary

Cc:	Michael E. Dillard
Sean T. Wheeler
Divakar Gupta
Latham & Watkins LLP

Daniel A. Neff
David K. Lam
Wachtell, Lipton, Rosen & Katz

Kelly B. Rose
Baker Botts L.L.P.

Annex A

DRAFT

[LINN LETTERHEAD]

October 21, 2013

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Brad Skinner
Karl Hiller
John Hodgin
Norman von Holtzendorff
Anne Nguyen Parker

Re:	Linn Energy, LLC
LinnCo, LLC
Amendment No. 4 to Registration Statement on Form S-4
Filed September 18, 2013
Response Letter Dated September 17, 2013
File No. 333-187484

Linn Energy, LLC
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 21, 2013
File No. 0-51719

Ladies and Gentlemen:

This letter sets forth the responses of LinnCo, LLC (“LinnCo”) and Linn Energy, LLC (“LINN” and, together with LinnCo, the “Registrants”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 17, 2013 (the “Comment Letter”) and telephonic conversation held on October 18, 2013 between David B. Rottino, Senior Vice President, Finance and Business Development and Chief Accounting Officer of each of the Registrants, Candice J. Wells, Vice President, General Counsel and Corporate Secretary of each of the Registrants, Michael E. Dillard and Divakar Gupta of Latham & Watkins LLP and Brad Skinner, Senior Assistant Chief Accountant of the Commission with respect to (i) Amendment No. 4 to the Registration Statement on Form S-4 filed by the Registrants on September 18, 2013, File No. 333-187484 (the “Registration Statement”) and (ii) the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed by LINN on February 21, 2013 (the “LINN 10-K”). Concurrently with the submission of this letter, we have filed Amendment No. 5 to the Registration Statement (“Amendment No. 5”) with the Commission.

October 21, 2013 Page 2 of 9	DRAFT

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response.

Staff Comments

Amendment No. 4 to Registration Statement on Form S-4

1.	We note your response to our prior comment 1 and the new disclosure you have included on pages 22 and 70 regarding (1) the adoption of both LinnCo LLC Agreement Amendment Proposal A and LinnCo LLC Agreement Amendment Proposal B as a condition to the merger; (2) if both Proposal A and Proposal B are approved, the consequences of that approval; and (3) if both Proposal A and Proposal B are not approved, the consequences of that non-approval. Please revise your disclosure to add additional clarification concerning what will happen if only one of the two proposals is approved (i.e. if only Proposal A is approved, and alternatively if only Proposal B is approved).

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 22 and 69 of Amendment No. 5 to address the Staff’s comment.

Risk Factors, page 35

Risks Relating to LINN’s Business, page 48

2.	We note that you added disclosure on page 51 in response to prior comment 12, under the heading “If LINN is unable to offset natural declines in its existing cash producing assets from discretionary reductions for a portion of its oil and natural gas development costs….” Please further modify this and all similar disclosures in your filing to clarify the meaning of “offset”. In this regard, it should be clear whether the objective of your estimate is to maintain either a constant level of production or a level of proved reserves. Additionally, clarify whether the estimate is intended to fully or partially offset declines that would otherwise occur.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised the risk factor that begins with the caption “If LINN is unable to fully offset declines in production and proved developed producing reserves from discretionary reductions for a portion of its oil and natural gas development costs…” on page 50 of Amendment No. 5 and footnote (5) on page 235 to address the Staff’s comment.

3.	Revise your disclosure under this caption to clearly indicate what you mean by the terms “cash producing assets” and “natural declines.” Supplementally, explain to us how these terms differ from “proved producing reserves” and “production,” respectively.

October 21, 2013 Page 3 of 9	DRAFT

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised the risk factor that begins with the caption “If LINN is unable to fully offset declines in production and proved developed producing reserves from discretionary reductions for a portion of its oil and natural gas development costs…” on page 50 of Amendment No. 5 to address the Staff’s comment and advise the Staff that the Registrants have replaced the term “natural declines in its existing cash producing assets” with “declines in production and proved developed producing reserves.”

4.	Disclosure under this risk factor indicates “If LINN is unable to offset natural declines in its existing cash producing assets from this discretionary portion of its oil and natural gas development costs, LINN’s net cash provided by operating activities could be reduced….” Disclosure elsewhere under this risk factor indicates “Consequently, if LINN were to limit its total capital expenditures to this discretionary portion of its oil and natural gas development costs and not complete acquisitions of new reserves, total reserves would ultimately decrease over time…”

Based on our understanding of your discretionary reductions for a portion of your oil and natural gas development costs, this estimate does not include any amounts attributable to replacing proved reserves as they are produced or maintaining the quantity of total proved reserves. As a result, limiting your total capital expenditures to this amount would result in an immediate reduction in your total proved reserves and would ultimately result in decreased production volumes. If our understanding is not correct, please advise. Otherwise, revise your disclosure to more clearly describe the impact of limiting your total capital expenditures to this estimate.

Note that this comment also applies to footnote number 5 to the tabular presentation included on page 237 of your filing.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised the risk factor that begins with the caption “If LINN is unable to fully offset declines in production and proved developed producing reserves from discretionary reductions for a portion of its oil and natural gas development costs…” on page 50 of Amendment No. 5 to address the Staff’s comment.

Pro Form Financial Statements, page 173

General

5.	Please expand your introductory note on page 173 to describe any limitations in your pro forma presentation of LinnCo that may pertain to your election to utilize the remedial method of accounting for income taxes.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised the disclosure on page 171 of Amendment No. 5 to address the Staff’s comment to describe any limitations that may pertain to the Registrants’ election to utilize the remedial allocation method of accounting for income taxes.

October 21, 2013 Page 4 of 9	DRAFT

Explanatory Note Regarding Non-GAAP Financial Measures and Distribution Practices, page 235

6.	Please expand your disclosure on page 235 to include a page reference to your presentation of Adjusted EBITDA.

Response: The Registrants respectfully advise the Staff that they have voluntarily removed Adjusted EBITDA and other non-GAAP measures from Amendment No. 5 and therefore believe this comment is no longer applicable.

7.	We note the discussion of your distribution practices provided on page 236 and the tabular information provided on page 237. Expand this information to explain more clearly how you use, and how investors should consider, the amounts captioned “Excess (shortfall) of net cash provided by (used in) operating activities after distributions to unitholders and discretionary adjustments” in assessing your ability to make distributions to unitholders. Your revised disclosure should include, but not necessarily be limited to, a detailed discussion of how the extent or duration of any excess or shortfall impacts the amount of your distributions.

Response: The Registrants acknowledge the Staff’s comments and respectfully submit that the current disclosure under “Distribution Practices” on page 234 of the Amended S-4 fully explains how and the extent to which LINN’s Board of Directors considers, together with other factors, “Excess (shortfall) of net cash provided by (used in) operating activities” in determining whether to maintain, increase or reduce the distribution to unitholders. LINN’s Board of Directors does not have specific thresholds that automatically trigger a reduction or increase in distribution; rather the Board uses its judgment considering the available historical and forward-looking information and makes a determination in the applicable period. The disclosure on page 234 cross references specific risk factors that identify circumstances that currently affect the Board’s consideration of the level of distribution. To the extent possible, the Registrants intend to provide a progression of disclosure in their periodic filings when changing circumstances, together with forward-looking information, appear to warrant a consideration of a decrease or increase in distribution.

8.	Please expand your introductory note on page 237 to clarify that although your policy is to fund the costs to acquire or modify derivative instruments with cash from debt or equity, when you settle derivatives these costs are recovered and reported as operating cash flows which are then used to fund distributions.

October 21, 2013 Page 5 of 9	DRAFT

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised the introduction to the table on page 235 of Amendment No. 5 to address the Staff’s comment.

9.	We note that you added tabulations on pages 237 and 238 in response to prior comment 2 to show the extent to which operating cash flows and proceeds from issuing debt and equity have been sufficient to cover the various uses that you describe for each of these sources. Given the statement in the first paragraph that you intend to fund a portion of your oil and gas development costs and distributions to shareholders from net cash provided by operating activities, explain to us why you have not deducted “Discretionary reductions for a portion oil and natural gas development costs” in arriving at the first sub- total captioned “Excess (shortfall) of net cash provided by (used in) operating activities”. Similarly, given the statement that you intend to fund premiums paid for derivatives, acquisitions and other capital expenditures from debt or equity offerings, borrowings under your amended credit facility or other external sources of funding, explain how you have considered a presentation which demonstrates more directly how proceeds from financing activities have been used for these purposes.

Response: The Registrants respectfully acknowledge the Staff’s comment and per the telephonic conversation on October 18, 2013 with members of the Staff have revised the introduction to the table on page 235 and footnote (1) on page 235 of Amendment No. 5 to address the Staff’s comment. As noted in such telephonic conversation, the Company believes that the current presentation shows the reader that distributions to unitholders are intended to be paid from net cash provided by operating activities and then lists all of the discretionary adjustments LINN’s board of directors made when setting the distribution for the period.

10.	Expand the information provided under footnote 5 to indicate, for each annual period presented, the quantity of proved undeveloped reserves expected to be converted to developed as a result of the activities contemplated by the amounts titled “Discretionary reduction for a portion of oil and natural gas development costs” as well as the actual quantity of proved undeveloped reserves converted to developed.

Response: The Registrants acknowledge the Staff’s comment and have set forth below an explanatory table to address it. The Registrants respectfully advise the Staff of their belief that this explanatory table is not meaningful to readers and therefore should not be included in the filing. As explained in the footnotes to the table below, the amounts noted in the first two rows and the amounts noted in the second two rows are not comparable, because the projects selected for the first two rows are the most efficient projects available and are selected from a larger population of opportunities than included in the second two rows. The second two rows are only those projects that were proved at prior year-end and therefore do not include highly efficient projects, such as recompletions or workovers.

October 21, 2013 Page 6 of 9	DRAFT

EXPLANATORY TABLE

See below for disclosure for the last three years regarding (i) discretionary reductions for a portion of oil and natural gas development costs, (ii) the portion of reserves estimated to be converted from non-producing to producing status through the capital expenditures that are discretionary reductions for a portion of oil and natural gas development costs, (iii) total capital expenditures spent to convert proved undeveloped reserves to developed status and (iv) proved undeveloped reserves at prior year end that were converted to developed status:

	Year Ended December 31,
	2012	2011	2010
Discretionary reductions for a portion of oil and natural gas development costs (in millions)(1)	$362	$167	$88
Portion of non-producing reserves estimated to be converted to producing status through discretionary reductions (Bcfe)(2)	265	120	90

(1)	Represents the estimated costs to convert non-producing reserves to producing status on LINN’s most efficient projects, with the intent to fully offset declines in production and proved developed producing reserves through drilling and development activities. Includes not only the conversion of reserves from proved undeveloped to producing status but also includes converting reserves that are non-proved to producing status and converting reserves from activities such as recompletions and workovers to producing status.
(2)	Represents the reserves estimated to be converted from LINN’s most efficient projects, with the intent to fully offset declines in production and proved developed producing reserves through drilling and development activities. Includes not only the conversion of reserves from proved undeveloped to producing status but also includes converting reserves that are non-proved to producing status and converting reserves from activities such as recompletions and workovers to producing status.

	Year Ended December 31,
	2012	2011	2010
Total capital expenditures spent to convert PUDs at prior year end (in millions)(3)	$442	$307	$43
PUDs at prior year end converted to developed status (Bcfe)	208	178	25

(3)	Represents the costs to convert to developed status only reserves that were proved undeveloped at prior year end. This does not include costs to convert reserves to producing status that were the result of highly efficient projects such as recompletions or workovers, or were previously unproved. Such amounts are disclosed in Item 1. “Business” in LINN’s Annual Reports on Form 10-K for the years ended December 31, 2012, December 31, 2011 and December 31, 2010.

October 21, 2013 Page 7 of 9	DRAFT

11.	Please expand your disclosure in footnote (1) on page 237 to clarify that although you view proceeds received on settlement of derivatives as operating activities, included in operating cash flows, you view payments made to acquire or modify derivatives as investing activities, funded with debt and equity; and that this later perspective is not consistent with GAAP.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised footnote 1 on page 235 of Amendment No. 5 to address the Staff’s comment.

Management’s Discussion and Analysis, page 239

Liquidity and Capital Resources, page 267

Debt, page 271

12.	We note that you have retitled your non-GAAP measure of Adjusted EBITDA on page 272 to Credit Facility EBITDA in response to prior comment five. Although you now present this as a material debt covenant, you have not disclosed whether an event of non- compliance is reasonably possible. Please expand your disclosure to clarify so that it is clear why you consider this to be a material covenant. Further, given the reasons you have expressed for retaining this disclosure, expand your presentation to address the following points.

•	Please reconcile your description of the covenant as “a requirement to maintain a ratio of EBITDA to Interest Expense…for the preceding four quarters of less than 2.5 to 1.0” to the actual covenant set forth in Section 9.01 of Exhibit 10.1 attached to the Form 10-Q filed on April 25, 2013, indicating the ratio to be maintained must be more than 2.5 to 1.0.

•	Given that the historical ratios you disclose are significantly higher than the covenant provision, ranging from 3.4 to 3.8 for the fiscal years of 2010, 2011, and 2012, the first six month interim periods of 2013 and 2012, and the second quarters of 2013 and 2012, explain the specific and reasonably possible uncertainty related to your compliance, with details sufficient to understand the level of your concern relative to the ratios you have computed and disclosed. Please explain how an investor may gauge the likelihood that you will be able to continue making interest payments on your debt by reference to the ratios that you have disclosed.

•	As there appear to be other covenants associated with your debt you should explain why this particular covenant is regarded as material while the others are not, if this is your view. Please clarify your rationale and indicate where you stand with respect to other covenants. It should be clear how the extent of compliance with them adds or subtracts from the uncertainty about the material covenant you have identified.

October 21, 2013 Page 8 of 9	DRAFT

•	As we understand that your lenders rely on direct communication from you about compliance with covenants, it appears your disclosure would be oriented towards investors and provide information that is relevant to their position as shareholders and recipients of distributions. Please disclose whether an event of non- compliance with your covenants is reasonably likely to result in curtailed distributions and indicate how an investor may gauge the extent of this concern based on the ratios you have disclosed.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised the disclosure on page 269 of Amendment No. 5 to remove disclosure regarding Credit Facility EBITDA.

Non-GAAP Financial Measures, page 328

13.	Your disclosure in footnote (3)(a) on page 330 states that cash settlements “.exclude the cost of any premiums paid for derivatives.” However, it appears the amounts are presented gross and that premiums are deducted as a separate line, as indicated in footnote (4). If this is correct, please revise the quoted language to clarify that the amounts are gross cash settlements which have not been reduced by the amount of any premiums paid for the derivatives.

Response: The Registrants respectfully advise the Staff that they have voluntarily removed Adjusted EBITDA and other non-GAAP measures from Amendment No. 5 and therefore believe this comment is no longer applicable.

* * * *

October 21, 2013 Page 9 of 9	DRAFT

At the Staff’s request, the Registrants acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please contact the undersigned at (281) 840-4156 if you have any questions or comments with respect to these responses to your comments.

Very truly yours,

LINN ENERGY, LLC
LINNCO, LLC

By:
Candice J. Wells
Vice President, General Counsel and Corporate Secretary

Cc:	Michael E. Dillard
Sean T. Wheeler
Divakar Gupta
Latham & Watkins LLP

Daniel A. Neff
David K. Lam
Wachtell, Lipton, Rosen & Katz

Kelly B. Rose
Baker Botts L.L.P.